Exhibit 99.1

GOLD FIELDS

MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Gold Fields partners with Osisko to develop the Windfall project in Québec, Canada

Johannesburg, 2 May 2023: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) is pleased to announce a partnership with Osisko Mining Inc. (TSX: OSK) (**Osisko**) to develop and mine the world class underground Windfall Project in Québec, Canada, now known as the Windfall Mining Group (**Partnership**). Under executed and implemented transaction agreements, Gold Fields, through a 100% held Canadian subsidiary, has acquired a 50% interest in the feasibility stage Windfall Project (including exploration potential) on the following key terms:

a) Cash payment of C$300 million (c.US$220 million) paid on signing;

b) Cash payment of C$300 million payable on issuance of key permits by the Deputy Minister of Québec's Ministère de l'Environnement, de la Lutte contre les changements climatiques, de la Faune et des Parcs (**MELCCFP**) to the Partnership authorising the construction and operation of the Windfall Project; and

c) 50/50 co-share of interim and construction capital expenditures.

Under the Partnership, Gold Fields has also acquired a 50% up-front vested interest in Osisko's highly prospective Urban Barry and Quévillon district exploration camps, totaling approximately 2,400km^2 (**Exploration Properties**), which will be co-explored and co-developed under the Partnership. In exchange, Gold Fields will fund the first C$75 million in regional exploration on those Exploration Properties over the first seven years of the Partnership. Thereafter, exploration spend will be shared 50/50.

This transaction constitutes a measured strategic entry into a sought after, Tier 1 mining jurisdiction, at an attractive valuation, underpinned by a world class near mine asset, with significant camp scale exploration potential. Gold Fields is excited to do so in partnership with an experienced operator in

Investor Enquiries

Avishkar Nagaser
Tel +27 11 562 9775
Mobile +27 82 312 8692
Email Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
Email Thomas.Mengel@goldfields.com

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 82 260 9279
Email Sven.Lunsche@goldfields.com

Directors: YGH Suleman (Chair), M Preece ** (Interim Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani #, PJ Bacchus†, MC Bitar@, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya
^Australian, †British, @Chilean, #Ghanaian, ** Executive Director
Company Secretary: André Weststrate

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

1

GOLD FIELDS
MEDIA RELEASE

Osisko, who has already achieved great exploration success at Windfall and the Urban Barry camp, and who brings with them a successful track record and reputation of permitting, constructing, commissioning and operating Tier 1 assets in the province of Québec.

Under the Partnership structure, each of Osisko and Gold Fields respectively hold an effective 50% partnership interest in the Windfall Project and the Exploration Properties. Management and operatorship will be joint, and each partner holds a 50% interest in a newly incorporated company responsible for managing the operations of the Windfall Project and exploring the Exploration Properties for and on behalf of Gold Fields and Osisko. The management company will be governed by a Board of Directors comprising three directors nominated by Gold Fields and three directors nominated by Osisko.

Having carried out extensive due diligence, management interaction and site visits for just over a year, Gold Fields believes the Windfall Project is on track to become a high-quality, low-cost underground gold mine with a relatively small surface footprint and considerable growth prospects along strike and down plunge, well beyond delineated Mineral Reserves and the current 10 year projected mine life set out in Osisko's December 2022 Windfall Feasibility Study.

Drawing on more than 20 years of successful brownfields exploration and reserve growth at its Western Australian operations, Gold Fields sees the potential for a similar path to emerge at the Windfall, Urban Barry and Quévillon belts. These gold belts bear striking similarities to Western Australia's highly productive greenstone gold belts and boast a growing number of exciting targets within Osisko's extensive and underexplored land tenure.

To accelerate the next phase of discoveries, Gold Fields will fund the first C$75M over the next seven years, with the goal of fast-tracking exploration discovery and transitioning the Windfall, Urban Barry and Quévillon belts into premier, multi-decade mining operations. Property-wide regional and near-deposit exploration is already in progress, with 6 drills exploring targets developed by Osisko over the past 7 years, and include the Golden Bear, Fox and Shellian prospects. An initial exploration program developed by Osisko and Gold Fields includes $20 million dedicated to these and other targets in the coming 24 months.

Our Purpose
Creating enduring value beyond mining
safety integrity respect responsibility innovation collaborative delivery
2

GOLD FIELDS

MEDIA RELEASE

Strategic rationale

This transaction will firmly deliver on Pillar 3 of the Gold Fields strategy of growing the value and quality of our portfolio of assets. The Windfall Project and the Exploration Properties comprehensively tick Gold Fields' key portfolio management criteria.

Gold Fields believes the projected 10-year LOM (based only on stated Mineral Reserves in the Windfall Feasibility Study) to be conservative. The average projected all-in-sustaining-cost (AISC), as per the Feasibility Study, of US$758/oz (C$985/oz) is expected to position Windfall as one of the lowest cost mines in our portfolio, thus enhancing the average asset quality of the Gold Fields portfolio. Further, a producing mine in Canada enhances the jurisdictional quality of our global footprint.

The life extension upside, both within the Windfall mine footprint through resource conversion and expected onsite exploration success, together with significant regional exploration potential on the Exploration Properties is anticipated to provide a range of additional opportunities to Gold Fields' pipeline. None of these upside opportunities form part of the Windfall Feasibility Study.

Gold Fields brings extensive experience in exploring, delineating and mining similar complex orebodies like the Windfall deposit, through two decades of effective and profitable mining at our Western Australian assets in particular. The Windfall opportunity presents geology and mining methods we know and understand well. Our operating and construction experience, particularly at Gruyere and Salares Norte, together with Osisko's Québec exploration and construction credentials, forge a strong capability that will strive to unlock significant value through permitting, construction and operation from the Windfall project and the Exploration Properties.

Significantly, the Windfall Partnership is also consistent with Pillar 2 of Gold Fields strategy – to build on our leading commitment to ESG – and will contribute to achieving our 2030 ESG commitments. We are encouraged by Osisko's strong ESG practices and relationships with their host communities. Osisko has demonstrated genuine commitment through its actions by, for example, the recent agreement with Miyuukaa Corp. a wholly-owned corporation of the Cree First Nation of Waswanipi with respect to the construction of proposed transmission facilities and the transmission of hydroelectric power to the Windfall Project through an 87km powerline. Construction of the powerline is already underway.

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

3

GOLD FIELDS
MEDIA RELEASE

Asset description

Based on the Windfall Feasibility Study[1]:

- Mineral Reserves of 3.2Moz (12.18Mt at 8.06g/t)
- Life-of-mine of 10 years
- Average production (100% basis) of 294,000 ounces (peak production of 374,000 ounces in year 2)
- AISC of US$758/oz (C$985/oz)
- Total capital expenditure of c.C$1.1bn which includes pre-construction spend and project capital to be funded 50/50
- First production is expected in 2025, subject to approval of permitting and final engineering design

Total investment into the Windfall Project by Osisko to date exceeds C$800m. Some of the underground infrastructure already in place includes 12.5km of underground development to 635 metres of vertical depth, four main ventilation raises and 40 drill bays. To date Osisko has completed three test stopes to confirm the ability to target ore in production quantities. In addition, extensive civil works have already been undertaken, including a lined waste pad and lined water treatment ponds, an accommodation complex, administrative offices, a communication tower and recreation area.

Osisko submitted the Environmental Impact Assessment Report for the Windfall Project to the relevant authorities at the end of March 2023.

Deal structure and funding

The acquisition of the 50% Partnership interest was executed and completed on 2 May 2023, and there are no further conditions precedent, including regulatory approvals, to closing. Requisite South African Reserve Bank notification has been made.

[1] The results of the Windfall Feasibility Study can be found at: https://www.osiskomining.com/osisko-mining-delivers-positive-feasibility-study-for-windfall

Our Purpose
Creating enduring value beyond mining
safety integrity respect responsibility innovation collaborative delivery
4

5 The Windfall Partnership in which Gold Fields has invested holds the mining rights, permits, employees, contracts and associated assets necessary to continue the exploration and development of the Windfall Project and the Exploration Properties in collaboration with Osisko. Gold Fields has funded the initial C$300m through existing cash reserves and debt facilities. We intend to fund the remaining purchase price and project capital from internally generated cash and debt facilities. Our enhanced dividend payout of 30% to 45% of normalised earnings will be effective from the 2023 interim dividend declaration and this transaction will not impact the dividend payout. Comment from Martin Preece (Gold Fields interim CEO) “We are very pleased to be partnering with Osisko to bring the high-quality Windfall Project into production and believe that this will be the first mine of several in this partnership in a highly prospective region. We have actively reviewed a range of opportunities to gain exposure to the prolific Abitibi region and believe that this deal is the opportunity which meets our requirements. We are excited to be working together with our partners to create value for all our stakeholders. This deal, following the recently announced JV with AngloGold Ashanti in Ghana demonstrates our commitment to growing the value and quality of our portfolio of assets. Further, adding in Salares Norte, which is expected to come into production at the end of this year, strengthens Gold Fields’ future production profile and enhances its position on the cost curve.” The Partnership is classified below the 5% categorisation level, thus not categorised in terms of the JSE Listings Requirements. McCarthy Tétrault LLP acted as legal advisers to Gold Fields on the transaction. Notes to editors About Gold Fields Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana (including the Asanko JV) and Peru and one project in Chile. We have total attributable annual gold-equivalent

6 production of 2.40Moz, proved and probable gold Mineral Reserves of 46.1Moz, measured and indicated gold Mineral Resources of 31.1Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.2Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE). Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd About Osisko Mining Inc. Osisko is a listed mineral exploration company (TSX:OSK) focused on the acquisition, exploration, and development of precious metal resource properties in Canada. Prior to this transaction Osisko held a 100% interest in the high- grade Windfall gold deposit located between Val-d'Or and Chibougamau in Québec and in a large area of claims in the surrounding Urban Barry area and nearby Quévillon area (approximately 2,400 square kilometres). Forward-Looking Statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, ““would”, “expect”, “potential”, “may”, “believe”, “anticipate”, “target”, “estimate” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future financial position, business strategies, business prospects, production and operational guidance, ESG-related targets, and plans and objectives for future operations (including LOM extension), project finance and the completion or successful integration of joint ventures, are necessarily estimates reflecting the best judgement of Gold Fields’ management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Gold Fields that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Gold Fields’ 2022 Integrated Annual Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 30 March 2023 (SEC File no. 001-31318). These forward-looking statements speak only as of the date of this announcement. Gold Fields expressly disclaims any obligation or undertaking to update or revise any forward- looking statement (except to the extent legally required). Non-IFRS Measures The information contained in this announcement contains certain non-IFRS measures, including AISC. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Gold Fields’ financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.